Exhibit 99.2
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

03 March 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Performance Share Plan 2013 ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2015 is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 27 February 2020. The remaining third of the PSA granted in 2015 will vest on 31 May 2020 once the relative EBIT margin performance has been established.

On 27 February 2020, the following PDMRs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	14,954	9,970	3,157	8,632	3,125	37.16 GDP	5,507	27/02/2020
Rio Tinto plc shares	Barrios, Alfredo	66,390	44,261	14014	38,327	21,565	37.16 GDP	16,762	27/02/2020
Rio Tinto plc shares	Jacques, Jean-Sébastien	72,768	48,513	15,360	42,009	20,841	37.16 GDP	21,168	27/02/2020
Rio Tinto Limited shares	Salisbury, Christopher	16,175	10,784	3,415	8,879	4,267	AUD 90.12	4,612	27/02/2020
Rio Tinto Limited shares	Soirat, Arnaud	17,658	11,773	3,728	9,694	4,659	AUD 90.12	5,035	27/02/2020
Rio Tinto Limited shares	Trott, Simon	8,216	5,478	1,735	4,510	0	n/a	4,510	27/02/2020
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.

Rio Tinto Management Share Plan 2007 ("MSP")

The MSP provides participants with a conditional right (known as a Management Share Award or MSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 27 February 2020, the following PDMRs received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto Limited Shares	Simon Trott	2,695	3,100	0	n/a	3,100	27/02/2020

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404